Exhibit 99.1

6701 Center Drive West, Suite 480 Los Angeles, CA 90045 www.versussystems.com

FOR IMMEDIATE RELEASE

Versus Systems Featured in 33 Major Live Events Last Week – A Company Record

Thirty-Three In-Venue Activations of Versus Products during the week of October 18th, When Nearly 1 Million Fans Viewed Versus Products

LOS ANGELES, October 25, 2021 -- Versus Systems Inc. (“Versus” or the “Company”) (Nasdaq: VS) today announced that the company conducted thirty-three activations of its fan engagement products during the week of October 18, 2021, the highest number to date in the company’s history. The in-venue activations were done at stadiums across the world, in multiple sports leagues, as fans increasingly return to watching sports in-person.

Throughout the week, fans of teams in the NFL, NBA, NHL, MLS, NCAA, AHL, and Nippon Professional Baseball League played live, interactive games such as Trivia, Match Game, Plinko, Tug of War, and many others in-venue during the games and matches where Versus was available. Multiple teams offered the Filter Fan Cam and other experiences that drive to the giant video boards at the center of arenas, stadiums, and venues. Several teams also used the Versus XEO platform for their second-screen fan engagement for those fans in attendance.

Teams playing at some of the best live event venues across the United States, Canada, and Japan used Versus fan engagement activations last week, including teams in New York City, Los Angeles, Dallas, Houston, Tampa, Nashville, Pittsburgh, Newark, Tokorozawa, and Edmonton.

“Versus is proud to report that we reached a new company record last week in product activations. Fans are excited to be back in stadiums and arenas all over the globe, watching their favorite teams compete, and we are excited that Versus fan engagement products are helping to make those in-venue experiences more fun, more interactive, and more rewarding. We are thrilled to partner with a diverse and growing roster of sports teams, leagues, venues, and events to deliver a more engaging and rewarding interactive fan experience,” said Matthew Pierce, founder and CEO of Versus Systems.

About Versus Systems

Versus Systems Inc. is an engagement and rewards company that makes live events, games, shows, and apps more fun to watch and play. Versus adds interactive games, polling, trivia, predictive elements, and other win conditions to existing entertainment - whether in-venue or online - making the content more contextual, personal, and rewarding. Versus works with world class sports teams, leagues, venues, entertainment companies, and other content creators to make engaging, rewarding experiences for fans all over the world. For more information, please visit www.versussystems.com or visit the official Versus Systems YouTube channel.

Investor Contact:

Cody Slach and Sophie Pearson

Gateway Investor Relations

949-574-3860

IR@versussystems.com

or

press@versussystems.com

Disclaimer for Forward-Looking Information

This news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, are forward looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward looking statements. These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements and information. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable law.